CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of NovaGold Resources Inc. of our report dated March 25, 2003 relating to the consolidated financial statements for the year ended November 30, 2002, which appears in the Registration Statement.

/s/ “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada
October 28, 2003